Exhibit 12

CBS CORPORATION AND SUBSIDIARIES

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

(Tabular dollars in millions, except ratios)

	Twelve Months Ended December 31,
	2012		2011	2010	2009	2008

Earnings (loss) from continuing operations before income taxes and equity in loss of investee companies	$2,561		$2,179	$1,335	$577	$(12,076)

Add:
Distributions from investee companies	17		13	-	2	6
Interest expense, net of capitalized interest	402		435	527	540	544
1/3 of rental expense	162		161	161	167	164

Total Earnings (loss) from continuing operations	$3,142		$2,788	$2,023	$1,286	$(11,362)

Fixed charges:
Interest expense, net of capitalized interest	$402		$435	$527	$540	$544
1/3 of rental expense	162		161	161	167	164

Total fixed charges	$564		$596	$688	$707	$708

Ratio of earnings to fixed charges	5.6	x	4.7x	2.9x	1.8x	Note a

Note:

(a) Earnings are inadequate to cover fixed charges by $12.07 billion in 2008 due to the noncash impairment charges of $13.63 billion.